LANXESS
Energizing Chemistry

LANXESS AG / 51369 Leverkusen, Deutschland

Officer of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington DC 20549
USA

SUPPL

09045079

30 December 2008

LANXESS AG
Dr. Stephanie Coßmann
Law & Intellectual Property
Building K 10 / Room 3090
51369 Leverkusen

Phone +49 214-30-43807
Fax +49 214-30-24806
www.lanxess.com

Re: Furnishing of Information under Rule 12g3-2(b) under the Securities Exchange Act of 1934- File Number 82-34846

Ladies and Gentlemen,

On behalf of LANXESS AG, we are furnishing the enclosed information pursuant to paragraph (b) of Rule 12g3-2 under the Securities Exchange Act of 1934.

LANXESS AG has the file number **82-34846** for its Rule 12g3-2 (b) submissions.

Sincerely
LANXESS AG

Dr. Stephanie Coßmann

Enclosure:

Ad hoc declaration

PROCESSED
JAN 16 2009
THOMSON REUTERS

SEC Az: 82-34848

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LANXESS
Energizing Chemistry

09 JAN 12 A 7:21

December 19, 2008

LANXESS responds to global economic crisis and shifts investments

Leverkusen – Specialty chemicals group LANXESS AG responds to the global economic crisis by taking further measures. The board of management decided to put off some investment projects given the decline in demand for chemical products seen throughout the world. In addition, this will ensure the necessary financial flexibility for the difficult fiscal year 2009.

Affected by the decision is the construction of the Butyl Rubber plant in Singapore. According to the revised plans, the new Butyl Rubber facility is expected to commence operations in 2012, with groundbreaking – previously scheduled for January 2009 – postponed until the fall. Additionally, plans for capacity expansions in Leverkusen and Antwerp and the planned move of the group headquarters from Leverkusen to Cologne will also be postponed.

Despite the decline in demand in the fourth quarter 2008, LANXESS adheres to its EBITDA pre exceptionals guidance for 2008. The EBITDA figure will be influenced by the valuation of inventories at the end of the year. The company still expects EBITDA pre exceptionals to come in at between €710 million and €730 million.

LANXESS expects demand to be very weak in the first quarter of 2009 and is preparing for a difficult year on the whole. If demand stays at its current low levels, LANXESS will implement further measures globally.

Forward-Looking Statements

This news release contains forward-looking statements based on current assumptions and forecasts made by LANXESS AG management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

END